UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Play Impossible Corporation

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
April 4, 2014

Physical address of issuer
111 S. Jackson Street, Seattle, WA 98104

Website of issuer
http://www.playimpossible.com/

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$454,615.00	$322.00
Cash & Cash Equivalents	$382,307.00	$322.00
Accounts Receivable	$31,786.00	$0.00
Short-term Debt	$113,119.00	$0.00
Long-term Debt	$69,047.00	$0.00
Revenues/Sales	$25,000.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$1,855.00	$0.00
Net Income	-$459,348.00	-$19,624.00

April 30, 2017

FORM C-AR

Play Impossible Corporation



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Play Impossible Corporation, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature.

The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://www.playimpossible.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2017.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The

Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Play Impossible Corporation (the "Company") is a Delaware Corporation, formed on April 4, 2014. The Company was formerly known as Wonderball, Inc..

The Company is located at 111 S. Jackson Street, Seattle, WA 98104.

The Company's website is http://www.playimpossible.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business
The Company seeks to commercialize a new type of physical-digital hardware and software platform that embeds durable, miniature electronics inside toys and sporting equipment. The electronics accurately record motion in real time, creating games that can be measured and scored through wireless Bluetooth data transfer via a smartphone or tablet.

The Business Plan
The Company seeks to commercialize a new type of physical-digital hardware and software platform that embeds durable, miniature electronics inside toys and sporting equipment. The electronics accurately record motion in real time enabling limitless games that can be measured and scored through wireless Bluetooth data transfer via a smartphone or tablet. The end result is a new type of "Active Play" for kids that we believe is as exciting as the most popular video games while also being physically beneficial with an emphasis on movement, agility, sports science, creativity and collaboration.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue and do not foresee generating any revenue in the near future and therefore rely on external financing.
We are a startup Company and our business model currently focuses on developing and launching our product offering, recruiting and hiring key personnel, and engaging manufacturing and development partners, rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development as well as timing of additional fundraising) that the amount of outside financing (see "Liquidity and Capital Resources" in the Financial Information section below) raised to date will be sufficient (together with additional planned fundraising) to satisfy our contemplated cash requirements through approximately December 2017, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, and development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;
* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
* The rate of progress and cost of development activities;
* The need to respond to technological changes and increased competition;
* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;
* Sales and marketing efforts to bring these new product candidates to market;
* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt or equity securities, such securities may provide for rights, preferences or privileges senior to the Company's currently outstanding securities, including the CrowdSAFEs. In addition, the terms of the securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on April 4, 2014. Accordingly, we have very limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The amount of capital the Company has raised to date is not enough to sustain the Company's current business plan.
In order to achieve the Company's near- and long-term goals, the Company will need to procure funds in addition to the amounts raised to date. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an investor in the Company to lose all or a portion of his or her investment.

If the Company has misjudged the amount of capital it needs or needs additional capital in the future, it may not be able to obtain such capital and would not be able to continue operations. This provides the Company with very little financial flexibility to adapt to the market and industry in which it operates. This lack of capital and flexibility could harm the Company and cause an investor in the Company to lose all or a portion of his or her investment.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Our intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our

intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property.

If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened. Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our products and services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights and the Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. In addition, any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company, the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Brian Monnin (CEO of the Company from inception to present), Kevin Langdon (CTO of the Company from January 2016 to present), and Gadi Amit (Chief Creative Officer of the Company from inception to present). The Company has or intends to enter into employment agreements with Brian Monnin, Kevin Langdon, and Gadi Amit although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Brian Monnin, Kevin Langdon, or Gadi Amit or any member of the board of directors or other executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Brian Monnin, Kevin Langdon, and Gadi Amit in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Brian Monnin, Kevin Langdon, or Gadi Amit die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We rely on third-party providers, suppliers and licensors to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our products and services.
Our ability to implement and provide our products and services to consumers depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate and sell our products and services. These risks may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component. Furthermore, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide major components which meet required specifications and perform to our and our customers' expectations. If we fail to replace these services, goods, technologies, or

intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers could also affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The Company will depend in part on the performance of distributors, carriers and other resellers.

The Company intends to distribute its products and services through wholesalers, national and regional retailers, and value-added resellers, many of whom distribute products from competing manufacturers. The Company also intends to sell its products and third-party products in most of its major markets directly to consumers and small and mid-sized businesses through its online and retail stores.

Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. The Company intends to invest in programs to enhance reseller sales, including improving product placement displays. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with development partners, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Some of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing products and thus may be better equipped than us to develop and commercialize these products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change, in a competitive, demanding and rapidly changing environment.
Technical developments, consumer preferences, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet consumer demands, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet consumer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

We must also anticipate and respond to consumer preferences regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with consumers' electronic and media devices and software products of other companies, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our technology and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Our failure to deliver high quality products could damage our reputation and diminish demand for our products, and subject us to liability.
We expect that the users of our products will require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our products is sophisticated and complex, and the process for manufacturing, assembling and testing our products is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our reputation may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order or purchase additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. Any of the foregoing could have an adverse effect on our business and results of operations.

Product liability claims, future product recalls and safety concerns could adversely impact our results of operations.
Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in the connected toy industry where the impact of product liability risk is high. We may be required to recall certain of our products should they be mislabeled, defective, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the

amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our anticipated revenue will be derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the US or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.
Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the US.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company's products are subject to rigorous and stringent government regulations.
The Company's products and target market are subject to federal, state and local legislation and regulation. The Company's products may be subject to U.S. toy safety requirements, which are among the most stringent in the world. The Company's electronic toy products may be required to undergo testing to ensure compliance with toy safety requirements, including more than 100 safety tests and standards established by the Consumer Products Safety Commission. These standards are shaped by a number of considerations, including research on child development, dynamic safety testing and risk analysis. The Company's products may also be subject to the Children's Online Privacy Protection Act, among other regulations, to protect the safety and privacy of children using such products. If our products fail to meet these standards and comply with these regulations, we may be subject to fines and our products may not be eligible to enter the market, harming the Company's business, financial condition, cash flow and results of operations.

Government regulation is evolving and unfavorable changes could harm our business.

We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, and the characteristics and quality of products and services. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Piracy of the Company's content and products may decrease the revenues received from the sale of our content and adversely affect our businesses.

The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements, changing regulations from the National Labor Relations

Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Through our operations, we intend to collect and store certain personal information that our customers may provide to purchase products or services, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company has indicated that it has engaged in certain transactions with related persons. Please see the section of this Form C-AR entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

BUSINESS

Description of the Business
The Company seeks to commercialize a new type of physical-digital hardware and software platform that embeds durable, miniature electronics inside toys and sporting equipment. The electronics accurately record motion in real time, creating games that can be measured and scored through wireless Bluetooth data transfer via a smartphone or tablet.

Business Plan
Management Team: The Company is founded by veteran entrepreneurs Brian Monnin (CEO), Kevin Langdon (CTO) and Gadi Amit (Chief Product Designer). The three have previously been responsible for product innovations at Comcast, Microsoft, Intel, OobGolf, Google and FitBit that are used by millions of consumers every day. Customer Problem: Youth sport sign ups have been steadily declining over the last twenty years with the rise in popular video games and addictive, mobile consumer media. Obesity has risen steadily in the same period of time. The Company is reinventing the ball as physical, digital interactive game controller that will get kids off of the couch to develop agility, hand-eye coordination and creative thinking. Products and Services: The initial set of Company products will focus on developing "smart ball" technology that will enhance play for fun games and sports. By adding sensors to athletic balls, players will be enabled to learn more about what is possible and more quickly adapt & enhance their gameplay to new levels with this knowledge. The Play Impossible Gameball™ (the "Gameball") is a 10-inch diameter, multi-sport, connected ball. It is a high quality, professional feeling, inflatable ball. The Gameball will be designed for indoor and outdoor recreational fun for kids ages five to fifteen years old. It will have a target retail price of $99. The Gameball will contain sensors, a micro-controller, Bluetooth radio and ultra-capacitor, and will charge using a battery-powered, hand-held charger. The Gameball will connect via Bluetooth to Android and iOS applications, which will contain fun, addicting games for physical-digital play. The Gameball is expected to withstand 18-24 months of regular wear and tear (bouncing, throwing & kicking) before needing to be replaced. The Company will explore loyalty programs and subscription models in the first 18-months after product launch to determine if consumers would realize benefit via an ongoing relationship with the Company. Within the first two minutes of opening their Gameball, we want to ensure any new player is enjoying themselves with new challenges and fun. Each Gameball will include a series of games that take advantage of the embedded system and ball physics engine. Additional games may be purchased or downloaded via the Play Impossible Ball app. Play Impossible has created a novel way to rapidly charge the Gameball using a separate object that transfers energy from standard AA batteries to a super capacitor

connected to the Play Impossible electronics. We expect the rapid charging to take less than 30 seconds and provide up to 90 minutes of play time. Sales and Marketing Strategy: We will launch the Gameball product in early 2017 with a blended effort including direct online, Amazon Launchpad and brick & mortar retail distribution via partners such as Baden Sports. We have entered into a development and distribution agreement with Baden Sports. Customers: "Active Play" is a new category of products that blends outdoor sports and toys, youth electronics, and mobile gaming for kids ages five to fifteen years old. There are over 40 million youths in the US in this age bracket with an assumption of 80% penetration of smartphones. The Company will create app-specific versions of its offering to 5-8, 9-12 and 13-15-year-old segments. Investors have invested over $300 million into connected toy startups in the last five years. Business Model: The Play Impossible Gameball™ will have a suggested MSRP of $99 with in-app purchases of $1.99-$3.99 for premium games or game packs. Competitive Advantage: The management team has decades of experience executing technology, media and consumer goods at the highest level. The partnerships with established companies such as Baden Sports and Amazon will make supply chain issues predictable and market distribution steady. The Company has filed patents and most importantly we believe the timing for active play products is perfect.

History of the Business
The Company was founded by Brian Monnin and Gadi Amit in 2014 for the initial purpose of developing technology and product for active play. The Company became operational in January 2016 when it hired Chief Technology Officer Kevin Langdon.

The Company's Products and/or Services

Product / Service	Description	Current Market

The Company has completed a functional prototype of the Gameball with custom electronics and ball housing. The Gameball will be a 10-inch diameter, multi-sport, connected ball. It is a high quality, professional feeling, inflatable ball. The ball will connect via Bluetooth to Android and iOS mobile applications. The mobile applications will contain games that utilize the embedded system and ball physics engine. The Company is also developing a recreational connected basketball in partnership with Baden Sports and a "Play Impossible Disc," an interactive flying disc (i.e. Frisbee). Companion apps will be found on Apple iTunes and Google Play stores. The products will be designed for indoor and outdoor recreation with a target market of 5 to 15-year-old boys and girls.

The Company has entered into a development and distribution agreement with Baden Sports. Amazon Launchpad will also be utilized for go-to-market online retail distribution in 2017.

Competition
The Company's primary competitors are the maker of Hackaball, and the makers of other smart-connected athletics balls, including, but not limited to Wilson, Adidas, and Russell Brands.

The industry the Company operates in is highly competitive, and the Company may not be able to compete effectively against the other businesses in its industry. The Company faces competition from a large number of competitors, some of which have longer operating histories, significantly greater financial, technical, marketing, distribution and other resources and greater name recognition than the Company does. These and other companies may develop new services and products and marketing and distribution channels in advance of the Company or establish business models or technologies disruptive to the Company's business. Moreover, current and future competitors of the Company may also make strategic acquisitions or establish cooperative relationships among themselves or with others. By doing so, they may increase their ability to meet the needs of customers and potential customers. To the extent that the Company is not able to compete successfully against current and future competitors, the Company's business, results of operations and financial condition may suffer. It is impossible for anyone to know with any certainty which of the companies will be more successful than the others.

Supply Chain and Customer Base
Almost all of the raw and packaging materials used by the Company are purchased from others, some of which are single-source suppliers. In addition, fuel, natural gas and derivative products are important commodities consumed in our manufacturing process and in the distribution of input materials and finished products to customers. The prices we pay for materials and other commodities are subject to fluctuation. When prices for these items change, we may or may not pass the change to our customers.

The Company's customers are primarily in the consumer markets, specifically families with children ages 5-15 years old.

Intellectual Property and Research and Development
Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
15296961	Smart Playable Device and Charging Systems and Methods	This disclosure is generally directed to a smart playable device and systems and methods of interacting with the playable device. More particularly, this disclosure is directed to a playable device, rapid	October 18, 2016		United States of America

		charging of the playable device, gestures for utilizing the playable device to interact with a computing device, and various interfaces, including providing notifications based on motion data and capturing imaging data of the playable device.			
15296996	Smart Playable Device, Gestures, and User Interfaces	This disclosure is generally directed to a smart playable device and systems and methods of interacting with the playable device. More particularly, this disclosure is directed to a playable device, gestures for utilizing the playable device to interact with a computing device, and	October 18, 2016		United States of America

		various interfaces, including providing notifications based on motion data and capturing imaging data of the playable device.			
15297015	Capturing Smart Playable Device and Gestures	Motion data from the playable device may be further utilized by a computing device to identify and/or track the playable device in image data received by the computing device. For example, the computing device may include an image sensor that can generate pictures and/or video that may include the playable device. The computing device may perform image analysis on the image	October 18, 2016		United States of America

| | | data to identify the playable device (e.g., via a known shape and/or color), and may utilize the motion data from the playable device to increase an accuracy of the image analysis and/or may annotate the audio and/or video associated with the playable device with effects. For example, continuing with the example above involving a game where an object of the game is not to allow the playable device to touch the ground, a computing device capturing image data of gameplay of the playable device may provide annotations based on the | | | |

		motion data, such as a crashing noise or visual effect (such as an overlaid animation) when the playable device touches the ground. By way of another example, an annotation may include tracing a path of the playable device within the imaging data and/or annotating the imaging data with a color associated with the motion data (e.g., colors based on speed, spin rate, height, number of bounces, gravitational forces (e.g., g-forces) experienced by the playable device, etc.).			

Trademarks

Application	Goods /	Mark	File Date	Registration	Country

or Registration #	Services			Date	
86721769	Downloadable computer software for tracking, storing, viewing, and sharing videos and images of users of interactive sporting ball, for measuring speed, distance, trajectory, and other quantifiable data of the sporting ball while in use, for reviewing and analyzing statistical data generated by interactive sporting ball and for planning events and competitions using interactive sporting ball	Play Impossible	May 10, 2016	May 10, 2016	USA
86954877	Downloadable computer software for tracking, storing, viewing, and sharing videos and images of users of	Play Impossible with Hexagon	May 10, 2016		USA

	interactive sporting ball, for measuring speed, distance, trajectory, and other quantifiable data of the sporting ball while in use, for reviewing and analyzing statistical data generated by interactive sporting ball and for planning events and competitions using interactive sporting ball				

Research and development expenditures enable us to develop technologies and obtain patents across all categories in order to meet the needs and improve the lives of our consumers. Total R&D expense was $250,000.00 in 2016, and is expected to be $500,000.00 in 2017.

Real Property

The Company owns or leases the following real property:

Property Address	Own or Lease	Description
Galvanize 111 S. Jackson Street Seattle , WA 98104	Lease	Co-working space operated by Galvanize.com
416 Market Street Suite 213 Lewisburg, PA 17837	Lease	Co working office space

Governmental/Regulatory Approval and Compliance
The Company is dependent on the following regulatory approvals:

Product or Service	Government Agency	Type of Approval	Application Date	Grant Date

Bluetooth enabled electronics	FCC	Pre-scan acceptance	September 21, 2016	

The Company is subject to FCC laws and regulations affecting its capability to transfer data wirelessly using Bluetooth. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business. The Company's products may be subject to rigorous U.S. toy safety requirements. The Company's future digital products may also be subject to COPPA (Children's Online Privacy Protection Act) regulations to protect the safety and privacy of children using such products.

Litigation
None

Other
The Company's principal address is 111 S. Jackson Street, Seattle, WA 98104

The Company has the following additional addresses:

The Company conducts business in Washington, California, Pennsylvania.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Gadi Amit

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Creative Officer April 2014-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Principal Designer / Owner at New Deal Design 2000-Present

Education
Bachelor's Degree in Industrial Design from Bezalel Academy of Art and Design (1985-1989)

Name
Brian Monnin

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO April 2014-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Founder at Happly LLC January 2014-January 2016: Happly was the creator of several kids entertainment properties powering DiscoveryKids.com from April 2013 to present. VP Content and User Experience at HowStuffWorks.com November 2014-September 2015: Media executive leading over 40 writers, editors, producers & designers creating award-winning articles, podcasts & videos that reach 30 million viewers and listeners each month. Director of Product Management/Head of Interactive Media for OnCue at Intel Corporation January 2013- January 2014

Education
Bachelor of Arts in History from Brown University (1989-1993)

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Gadi Amit

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Creative Officer April 2014-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Principal Designer / Owner at New Deal Design 2000-Present

Education
Bachelor's Degree in Industrial Design from Bezalel Academy of Art and Design (1985-1989)

Name
Kevin Langdon

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CTO January 2016-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder at Langston Consulting 2006-2015 CTO Aircare Labs Sept 2013, Acquired by Right Care in Dec of 2014 May of 2006, Acquired by Skygolf in August of 2009

Education
Bachelor of Arts in Computer Science from Messiah College (1997-2001)

Name
Brian Monnin

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO April 2014-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Founder at Happly LLC January 2014-January 2016: Happly was the creator of several kids entertainment properties powering DiscoveryKids.com from April 2013 to present. VP Content and User Experience at HowStuffWorks.com November 2014-September 2015: Media executive leading over 40 writers, editors, producers & designers creating award-winning articles, podcasts & videos that reach 30 million viewers and listeners each month. Director of Product Management/Head of Interactive Media for OnCue at Intel Corporation January 2013- January 2014

Education
Bachelor of Arts in History from Brown University (1989-1993)

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Directors (subject to Series Seed stockholder protective provision)
Incurrence of indebtedness	Board of Directors (subject to Series Seed stockholder protective provision)
Sale of property, interests or assets of the Company	Board of Directors (subject to Series Seed stockholder protective provision)
Determination of the budget	Board of Directors
Determination of business strategy	Board of Directors
Dissolution of liquidation of the Company	Shareholders

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 3 employees in Washington and Pennsylvania.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	6,887,653
Voting Rights	Each stockholder shall have one vote for each share of stock entitled to vote held of record by such stockholder, unless otherwise provided by law or in the Company's Certificate of Incorporation. Each stockholder of record entitled to vote at a meeting of stockholders may vote in person or may authorize any other person or persons to vote or act for him by written proxy executed by the stockholder or his authorized agent or by a transmission permitted by law and delivered to the Secretary of Company. No stockholder may authorize more than one proxy for his shares.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the SAFEs issued pursuant to Regulation CF	The Company's Board of Directors and stockholders could authorize and issue additional shares of Common Stock at a later date. The availability of such Common Stock and its potential future issuance may be dilutive and could adversely affect the value of the SAFEs. The approval of the holders of a majority of the outstanding shares of Common Stock may be required to effect

	certain corporate transactions, including without limitation an amendment to the Company's Certificate of Incorporation or a merger, pursuant to the Delaware General Corporation law.
Percentage ownership of the company by holders of the Common Stock (assuming conversion of convertible securities)	52.21%

Type of security	Unit of Common Stock and Warrant
Amount outstanding	618,469
Voting Rights	The underlying shares of Common Stock will, upon exercise of the warrant, have the same rights of the Company's Common Stock.
Anti-Dilution Rights	The Company issued a warrant to Ben Franklin Technology Partners for 418,469 shares of Common Stock, which warrant has anti-dilution protection with respect to issuances of new securities by the Company for no consideration or for consideration that results in a purchase price per share that is less than the exercise price of the shares of Common Stock subject to such warrant. The Company has also issued a warrant to New Deal Design LLC for 200,000 shares of Common Stock, which has no anti-dilution protection.
How this security may limit, dilute or qualify the SAFEs issued pursuant to Regulation CF	The underlying shares of Common Stock will, upon exercise of the warrant, have the same rights of the Company's Common Stock.
Percentage ownership of the company by holders of the Units of Common Stock and Warrant (assuming conversion of convertible securities)	4.69%

Type of security	Options
Amount outstanding	1,420,000
Voting Rights	The underlying shares of Common Stock will, upon exercise of the warrant, have the same rights of the Company's Common Stock.

Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the SAFEs issued pursuant to Regulation CF	The underlying shares of Common Stock will, upon exercise of the warrant, have the same rights of the Company's Common Stock .
Percentage ownership of the company by holders of the Options (assuming conversion of convertible securities)	10.76%

Type of security	**Series Seed-1 Preferred Stock**
Amount outstanding	1,018,630
Voting Rights	Each stockholder shall have one vote for each share of stock entitled to vote held of record by such stockholder, unless otherwise provided by law or in the Company's Certificate of Incorporation. Each stockholder of record entitled to vote at a meeting of stockholders may vote in person or may authorize any other person or persons to vote or act for him by written proxy executed by the stockholder or his authorized agent or by a transmission permitted by law and delivered to the Secretary of Company. No stockholder may authorize more than one proxy for his shares. The holders of Series Seed-1 and Series Seed-2 Preferred Stock are collectively entitled to elect one (1) director to the Company's Board of Directors. The holders of Common Stock are collectively entitled to elect two (2) director to the Company's Board of Directors. The Company's Certificate of Incorporation includes protective provisions for the Series Seed-1 and Series Seed-2 Preferred Stock, which protective provisions require the approval of the holders of at least 66% of the shares of Series Seed-1 and Series Seed-2 Preferred Stock before the Company may take certain actions. In connection with the sale and issuance of the Series Seed-1 and Series Seed-2 Preferred Stock, the Company and certain stockholders entered into an Investors' Rights Agreement which, among other provisions, requires the Company to obtain

	the approval of the Series Seed Director before the Company may take certain actions. In connection with the sale and issuance of the Series Seed-1 and Series Seed-2 Preferred Stock, the Company and certain stockholders also entered into a Voting Agreement pursuant to which the stockholders and investors of the Company agreed to vote their shares of the Company in accordance with the Voting Agreement to elect to the Company's Board of Directors one person designated by Two Sigma Ventures, LLC and two persons designated by the holders of a majority of the shares of Common Stock. The Voting Agreement also includes a "drag-along right" pursuant to which all stockholders party to the Voting Agreement agree to participate in and take certain other actions in favor of a sale of the Company that has been approved by the holders of at least 66% of the Series Seed-1 and Series Seed-2 Preferred Stock and the holders of at least 60% of the Common Stock.
Anti-Dilution Rights	The Series Seed-1 Preferred Stock has "broad-based weighted average" anti-dilution protection such that the rate at which the Series Seed-1 Preferred Stock converts to Common Stock will be adjusted if the Company issues new securities at a price per share that is lower than the conversion price of the Series Seed-1 Preferred Stock then in effect, subject to certain exceptions. The conversion price for the Series Seed-1 Preferred Stock is initially equal to the purchase price of the Series Seed-1 Preferred Stock. The formula for calculating the weighted-average price to determine the adjustment to the conversion price factors in all shares of Common Stock and Preferred Stock of the Company (including shares issuable upon conversion of outstanding options, warrants, and other convertible securities).
How this security may limit, dilute or qualify the SAFEs issued pursuant to	The Series Seed-1 Preferred Stock has a liquidation preference equal to one times the

| Regulation CF | purchase price of the Series Seed-1 Preferred Stock. In connection with a liquidation or dissolution, the Series Seed-1 Preferred Stock may be entitled to receive payment of such liquidation preference prior to any payment with respect to the SAFEs.

The holders of Series Seed-1 Preferred Stock may elect to convert such shares into Common Stock at any time. Such shares will also automatically convert to Common Stock in connection with certain events. The conversion of such shares to Common Stock could be dilutive and could adversely affect the value of the SAFEs.

The Company's Board of Directors and stockholders have authorized the issuance of 1,664,742 additional shares of Series Seed-1 Preferred Stock, which could be dilutive and could adversely affect the value of the SAFEs. The approval of the holders of the outstanding shares of Preferred Stock and, in some cases, the Series Seed Director will be required to effect certain corporate transactions, including without limitation the matters subject to the protective provisions discussed above, as well as an amendment to the Company's Certificate of Incorporation or a merger, pursuant to the Delaware General Corporation law. |
|---|---|
| **Percentage ownership of the company by holders of the Series Seed-1 Preferred Stock (assuming conversion of convertible securities)** | 7.72% |

Type of security	Series Seed-2 Preferred Stock
Amount outstanding	993,604
Voting Rights	Same as Series Seed-1 Preferred Stock.
Anti-Dilution Rights	Same as Series Seed-1 Preferred Stock.
How this security may limit, dilute or qualify the SAFEs issued pursuant to Regulation CF	Same as Series Seed-1 Preferred Stock.
Percentage ownership of the company by	7.53%

holders of the Series Seed-2 Preferred Stock (assuming conversion of convertible securities)	

Securities issued pursuant to Regulation CF

Type of security	**Units of SAFE (Simple Agreement for Future Equity)**
Amount outstanding	$141,530.10
Voting Rights	Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the SAFEs are convertible at the option of the Company, into CF Shadow Series securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the SAFEs in any future financing.
Anti-Dilution Rights	The SAFEs do not have anti-dilution rights.

The Company has the following debt outstanding:

Type of debt	Secured Loan
Name of creditor	Ben Franklin Technology Partners
Amount outstanding	$138,095
Interest rate and payment schedule	6% per annum, payable quarterly in arrears commencing June 30, 2017. The entire unpaid principal balance of the loan plus all accrued and unpaid interest thereon is due and payable on October 20, 2024.
Amortization schedule	None.
Describe any collateral or security	The loan is secured by a security interest in all

	of the Company's intellectual property, equipment, inventory, and other assets.
Maturity date	October 20, 2024, provided that the loan is automatically due and payable upon (i) an IPO which results in net proceeds to the Company in excess of $5,000,000; (ii) a sale of more than 50% of the assets of the Company; (iii) a merger or consolidation or business combination of the Company in which the stockholders of the Company receive cash or marketable securities; (iv) a sale by stockholders of the Company of more than 20% of the aggregate stock of the Company; (v) the Company entering into any arrangement pursuant to which it become indebted for an amount in excess of $5,000,000; (vi) the Company granting a security interest in all or substantially all of its assets to any person; or (vii) the occurrence of an event of default under the loan agreements.
Other material terms	The loan agreements include restrictive covenants of the Company that relate to, among other matters: (i) maintaining offices in Pennsylvania; (ii) payment of taxes; (iii) maintaining corporate existence and insurance; (iv) keeping proper books of record and account; (v) transactions with affiliates; (vi) providing notice of default; (vii) incurring indebtedness; (viii) making loans or investments; (ix) creating liens on the Company's property, assets, income or profits; (x) transfer of Company property that is collateral for the loan; and (xi) distributions to shareholders.

The total amount of outstanding debt of the company is $138,095.

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration

					Used or Public Offering
SAFEs (Simple Agreements for Future Equity)	173	$138,755	General corporate purposes.	November 15, 2016 (closing date January 24, 2017)	Regulation CF
Series Seed Preferred Stock	1,018,630 shares of Series Seed-1 Preferred Stock; 993,604 shares of Series Seed-2 Preferred Stock	$729,941.06 ($410,000 of new cash investment and $319,941.06 of convertible notes)	General corporate purposes.	December 12, 2016	Rule 506(b) of Regulation D
Convertible Notes	5	$309,045	General corporate purposes.	January 1, 2016 to November 11, 2016	Section 4(a)(2) of the Securities Act of 1933

Ownership

A majority of the Company is owned by two people--Brian Monnin and Gadi Amit.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Brian Monnin	33.71%
Gadi Amit	37.08%

(1)   Gadi Amit owns a Warrant, which is convertible into 50,000 shares of Common Stock within 60 days.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information.

Operations

We believe that our prior earnings and cash flows are not indicative of future earnings and cash flows because we have not yet launched our first product.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following milestones: 1. Launch of Play Impossible GameballTM 2. Build out of core engineering team 3. Refinement of supply chain to control costs and meet product demand 4. General marketing activity to promote and sell Play Impossible Gameball.

The Company currently requires less than $10,000.00 a month to sustain operations.

Liquidity and Capital Resources

On November 15, 2016 the Company began conducting an offering pursuant to Regulation CF, pursuant to which the Company raised $$138,755 at the closing of such offering on January 24, 2017.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:

The Company held the initial closing of its Series Seed Preferred Stock financing on December 12, 2016, pursuant to which it raised $410,000 in new financing and converted approximately $320,00 of outstanding convertible notes into shares of Series Seed-2 Preferred Stock. The Series Seed Preferred Stock financing was conducted pursuant to the registration exemption provided by Rule 506(b) of Regulation D of the Securities Act of 1933, as amended. The Company is seeking to raise an additional $670,000 of Series Seed Preferred Stock. The Series Seed Preferred Stock is described in more detail in the "CAPITALIZATION AND OWNERSHIP" section above.

The Company has also borrowed $138,095 from Ben Franklin Technology Partners pursuant to a secured loan, which is described in more detail in the "CAPITALIZATION AND OWNERSHIP" section above.

Such additional sources of capital are necessary to the operations of the Company.

We require the funding to continue important research and development, hiring of key employees and procurement of electronics supplies critical to our go-to-market plans.

Capital Expenditures and Other Obligations

The Company has not made any material capital expenditures in the past two years.

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties

The Company does not currently believe it is subject to any trends or uncertainties.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any SAFEs issued pursuant to Regulation CF may not be transferred by any purchaser of such SAFEs during the one-year holding period beginning when the SAFEs were issued, unless such SAFEs are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Although a purchaser may legally be able to transfer the SAFEs, such purchaser may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the SAFEs or any securities into which they are convertible, such transferring purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the purchaser may not transfer the SAFEs or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the SAFEs are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Brian Monnin
Relationship to the Company	Director and CEO
Total amount of money involved	$5,500.00
Benefits or compensation received by related person	Repayment of debt.
Benefits or compensation received by Company	Loan.
Description of the transaction	The Company received a loan of $5,500 from Brian Monnin in December 2015. The Company repaid $5,000 of such amount in December 2015.

Securities

Related Person/Entity	Brian Monnin, Gadi Amit
Relationship to the Company	Directors and executive officers.
Total amount of money involved	$660.00
Benefits or compensation received by related person	Common Stock of the Company.
Benefits or compensation received by Company	Payment for shares.
Description of the transaction	The Company issued Common Stock to its founders and certain affiliated entities on or shortly after formation of the Company.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders.

Current Business Dealings

Related Person/Entity	Gadi Amit
Relationship to the Company	Director and Chief Creative Officer
Total amount of money involved	$15,000.00 per month
Benefits or compensation received by related person	Monthly cash payment in exchange for product design services. Warrant to purchase up to 200,000 shares of Common Stock.
Benefits or compensation received by Company	Product design services.
Description of the transaction	The Company has entered into an independent contractor agreement with New Deal Design LLC for product design services for which the Company pays New Deal Design LLC a monthly fee of $15,000.00. In connection with this agreement, the Company has also issued New Deal Design LLC a warrant to purchase up to 200,000 shares of Common Stock, which vests over 4 years beginning July 1, 2016. Gadi Amit is the Principal Designer and Owner of New Deal Design LLC. Such

	agreement terminates on August 15, 2020, unless either party terminates it at-will prior to such date.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Brian Monnin
_____
(Signature)

Brian Monnin
_____
(Issuer)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Brian Monnin
_____
(Signature)

Brian Monnin
_____
(Name)

CEO
_____
(Title)

April 30, 2017
_____
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A
Financial Statements

Play Impossible Inc.
Balance Sheet
December 31, 2016

	2016
ASSETS	
Current Assets	
Bank Accounts	$ 382,307.45
Total Current Assets	$ 382,307.45
Fixed Assets	
Organizational Costs	$ 40,352.78
Total Fixed Assets	$ 40,352.78
Other Assets	
Accumulated Amortization	$ (5,165.00)
Trademark	$ 37,120.00
Total Other Assets	$ 31,955.00
TOTAL ASSETS	$ 454,615.23
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	$ 7,829.69
Total Accounts Payable	$ 7,829.69
Other Current Liabilities	
Legal Fees Payable	$ 101,289.78
Loan Payable	$ 4,000.00
Total Other Current Liabilities	$ 105,289.78
Total Current Liabilities	$ 113,119.47
Long-Term Liabilities	
Loan Ben Franklin Technology	$ 69,047.50
Total Long-Term Liabilities	$ 69,047.50
Total Liabilities	$ 182,166.97
Equity	
Common Stock	$ 1,856.53
Retained Earnings	$ (0.48)
Series Seed	$ 729,940.90
Net Income	$ (459,348.69)
Total Equity	$ 272,448.26
TOTAL LIABILITIES AND EQUITY	$ 454,615.23

Play Impossible Inc.
Statement of Operations (Unaudited)
For the year ended December 31, 2016

	2016
Income	
Hardware Sales	$ (83.25)
Miscellaneous Income	$ 6,870.00
Pro Services	$ 25,000.00
Total Income	$ 31,786.75
Gross Profit	$ 31,786.75
Expenses	
Operating Expenses	$ 388,713.71
Payroll Expense	$ 86,360.83
Total Expenses	$ 475,074.54
Net Operating Loss	$ (443,287.79)
Other Expenses	
Amortization Expense	$ 5,165.00
Interest Expense	$ 10,895.90
Total Other Expenses	$ 16,060.90
Net Other Income	$ (16,060.90)
Net Income	$ (459,348.69)

Play Impossible Inc.
Statement of Cash Flows (Unaudited)
For the year ended December 31, 2016

	2016
OPERATING ACTIVITIES	
Net Loss	$(459,348.69)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	$ -
Inventory Asset	$ -
Accumulated Amortization	$ 5,165.00
Accounts Payable	$ 5,162.20
Convertible Note	$ -
Interest Payable	$ -
Legal Fees Payable	$ 101,289.78
Loan Payable	$ 4,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 115,616.98
Net cash provided by operating activities	$(343,731.71)
INVESTING ACTIVITIES	
Computers	$ -
Organizational Costs	$ (40,352.78)
Trademark	$ (37,120.00)
Net cash provided by investing activities	$ (77,472.78)
FINANCING ACTIVITIES	
Loan Ben Franklin Technology	$ 69,047.50
Common Stock	$ 1,856.53
Retained Earnings	$ 2,345.00
Series Seed	$ 729,940.90
Net cash provided by financing activities	$ 803,189.93
Net cash increase for period	$ 381,985.44